United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of MAY 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

NATUZZI ANNOUNCES RESIGNATION OF A BOARD MEMBER, PIETRO LABRIOLA

Santeramo in Colle, Bari, Italy – May 29, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) today announced that Mr. Pietro Labriola has resigned from his position as a member of the board of directors.

Pietro Labriola, who has served as a non-executive director of the Company since July 2025, has decided to step down due to increased professional commitments.

Pietro Labriola commented: “This decision of mine is not certainly related to the Company’s current business and industrial challenges. On the contrary, I remain confident that Natuzzi may pursue an adequate turnaround, provided it maintains strategic clarity and execution continuity. My resignation stems solely from increased time commitments related to my other professional roles, which now require my direct and continuous focus at this time.

Because Natuzzi requires the full and consistent engagement of every board member during this strategic phase, I believe stepping down is the most responsible action in the best interest of the Company and its stakeholders. I want to thank the Chairman and the entire board of directors for the constructive collaboration, and I stand ready, compatibly with my commitments, to support an orderly transition."

Pasquale Natuzzi, Executive Chairman of the board of directors and Chief Executive Officer ad interim, commented "On behalf of the entire board of directors, I want to thank Pietro for his dedication, especially during this demanding period of transition. His insights have been valuable as we lay the groundwork for our recovery, and we wish him the very best in all future endeavors".

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 564 monobrand stores, 487 Natuzzi galleries, along with more than 550 curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com
Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	May 29, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi